SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)(1)

                               Boca Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09688T106
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                                 (CUSIP Number)

    Richard L. Handley, Senior Vice President, Secretary and General Counsel
                               Boca Resorts, Inc.
                              501 East Camino Real
                            Boca Raton, Florida 33432
                             Tel. No. (954) 627-5000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 20, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.  09688T106                              Page 2 of 11 Pages
------------------------------                    ------------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  H. Wayne Huizenga

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS

                  OO

--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

--------------------------------------------------------------------------------

       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        8,285,796
        OWNED BY                     -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           -0-
          WITH                       -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          8,285,796
                                     -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          -0-

--------------------------------------------------------------------------------

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,285,796

--------------------------------------------------------------------------------

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [ ]

--------------------------------------------------------------------------------

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.8%

--------------------------------------------------------------------------------

   14        TYPE OF REPORTING PERSON

                  IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.  09688T106                              Page 3 of 11 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Huizenga Investments Limited Partnership

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS

                  OO

--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

--------------------------------------------------------------------------------

       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        6,033,494
        OWNED BY                     -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           -0-
          WITH                       -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          6,033,494
                                     -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          -0-

--------------------------------------------------------------------------------

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,033,494

--------------------------------------------------------------------------------

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [ ]

--------------------------------------------------------------------------------

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.1%

--------------------------------------------------------------------------------

   14        TYPE OF REPORTING PERSON

                  PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.  09688T106                              Page 4 of 11 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Huizenga Investments, Inc.

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS

                  OO

--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

--------------------------------------------------------------------------------

       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        6,033,494
        OWNED BY                     -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           -0-
          WITH                       -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          6,033,494
                                     -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          -0-

--------------------------------------------------------------------------------

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,033,494

--------------------------------------------------------------------------------

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [ ]

--------------------------------------------------------------------------------

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.1%

--------------------------------------------------------------------------------

   14        TYPE OF REPORTING PERSON

                  CO

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


         The reporting persons (the "Reporting Persons") listed on the cover pages to this Schedule 13D make the following statement (the "Statement") pursuant to Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder. This Statement is an amendment ("Amendment No. 4") to the Schedule 13D filed on January 20, 1998 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed February 14, 2002, Amendment No. 2 thereto filed January 8, 2003 and Amendment No. 3 thereto filed January 30, 2004. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 1.  Security and Issuer

         This Statement relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Boca Resorts, Inc., a Delaware corporation (the "Issuer"). The Issuer is an owner and operator of five luxury resorts located in Florida with hotels, conference facilities, golf courses, spas, marinas and private clubs. The Issuer is headquartered at 501 East Camino Real, Boca Raton, Florida 33432.

Item 2.  Identity and Background

         This Statement is being filed jointly by H. Wayne Huizenga, Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) under the Exchange Act. Mr. Huizenga's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is Chairman of the Board of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold, and manage certain of Mr. Huizenga's investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

         The name, address and principal occupation of each executive officer and director of HII, all of whom are United States citizens, are as follows:


               Name                                     Title                               Business Address
------------------------------------     ------------------------------------      -----------------------------------
Cris V. Branden                          President, Treasurer and Director         Huizenga Holdings, Inc. 450 East
                                                                                   Las Olas Boulevard, Suite 1500
                                                                                   Fort Lauderdale, Florida 33301

Richard L. Handley                       Secretary, Vice President and             Boca Resorts, Inc. 501 East
                                         Director                                  Camino Real, Boca Raton, Florida
                                                                                   33432

Monte Miller                             Assistant Treasurer and Director          Huizenga Investments, Inc. P.O.
                                                                                   Box 50102, Henderson, Nevada 89106


         None of Mr. Huizenga, HII or HILP has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         In November 1996, Mr. Huizenga made certain capital contributions to the Issuer in connection with the closing of the Issuer's initial public offering. In consideration for his capital contributions, Mr. Huizenga received 5,020,678 shares of Class A Common Stock and 255,000 of the Issuer's Class B common stock, par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible, without further consideration, into one share of Class A Common Stock.

         On November 8, 1996, Mr. Huizenga transferred 100,000 shares of Class A Common Stock by gift to his wife, Martha J. Huizenga. Mr. Huizenga disclaims beneficial ownership of such shares.

         On March 4, 1997, Mr. Huizenga received 972,018 shares of Class A Common Stock in exchange for his ownership interests in the Hyatt Regency Pier 66 Hotel and the Radisson Bahia Mar Resort and Yachting Center.

         On June 30, 1997, Mr. Huizenga transferred 4,620,678 shares of Class A Common Stock to HILP.

         On August 6, 1997, Mr. Huizenga purchased 538,000 shares of Class A Common Stock in connection with an underwritten public offering by the Issuer and transferred such shares to HILP.

         On December 12, 1997, Mr. Huizenga transferred 874,816 shares of Class A Common Stock to HILP.

Item 4.  Purpose of the Transaction

         On October 20, 2004, Baton Holdings Inc. ("Parent"), Baton Acquisition Inc. ("Merger Sub") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Parent and Merger Sub are affiliates of The Blackstone Group. As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Parent.

         Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Class A Common Stock and each issued and outstanding share of Class B Common Stock (together with Class A Common Stock, "Common Stock") shall be converted into the right to receive $24.00 per share in cash, upon the terms and subject to the conditions of the Merger Agreement. The consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, adoption of the Merger Agreement by the Issuer's stockholders.

         Pursuant to the Merger Agreement and at the Effective Time, the Certificate of Incorporation and the Bylaws of the Issuer, as in effect immediately prior to the Effective Time, shall be amended to read as set forth in the Merger Agreement and, so amended, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation. In addition, pursuant to the terms of the Merger Agreement and at the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation.

         Concurrent with the execution of the Merger Agreement, Mr. Huizenga and HILP entered into a Voting Agreement (the "Voting Agreement") with Parent, pursuant to which Mr. Huizenga agreed to vote the shares of Class B Common Stock owned beneficially and of record by Mr. Huizenga, which represent approximately 98% of the voting power of the Issuer, (i) in favor of the Merger and any other matters necessary for consummation of the transactions contemplated by the Merger Agreement and (ii) against (x) any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Issuer and any other person (other than the Merger) and
(y) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement. The Voting Agreement also prohibits Mr. Huizenga and HILP from selling or transferring the shares of Common Stock beneficially owned by them other than in certain permitted circumstances. The Voting Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

         The Issuer may terminate the Merger Agreement under certain circumstances, including prior to the adoption of the Merger Agreement by its stockholders, if its board of directors determines in good faith, in the exercise of its fiduciary duties, that it has received an unsolicited bona fide "superior proposal", as defined in the Merger Agreement, and otherwise complies with certain terms of the Merger Agreement (including giving Parent the opportunity to make an offer that is at least as favorable to the Issuer's stockholders as such "superior proposal"). In connection with such termination the Issuer must pay a fee of $38 million to Parent. In certain other circumstances the Merger Agreement provides for Parent or the Issuer to pay to the other party a fee of $38 million upon termination of the Merger Agreement.

         Parent intends to cause the delisting of Class A Common Stock from the New York Stock Exchange following consummation of the Merger.

         This description of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which have been filed as Exhibits 2 and 3, respectively, to this Statement and are incorporated herein by reference.

         Except as set forth in this Item 4 (including the matters described in Item 6, which are incorporated herein by reference), the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) As of October 20, 2004, Mr. Huizenga may be deemed to beneficially own 8,285,796 shares of Class A Common Stock of the Issuer, which includes 6,033,494 shares of Class A Common Stock beneficially owned by HILP described below, representing in total approximately 19.8% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 41,773,789 shares of Class A Common Stock deemed issued and outstanding as of October 20, 2004 which consists of 40,018,789 shares which are issued and outstanding, together with 255,000 shares which are issuable upon the conversion of the issued and outstanding shares of Class B Common Stock held by Mr. Huizenga and 1,500,000 shares which are issuable upon the exercise of currently exercisable stock options held by Mr. Huizenga). Mr. Huizenga has the sole power to vote and the sole power to dispose of each of the 8,285,796 shares of Class A Common Stock, which he may be deemed to beneficially own, with the exception of 1,500,000 shares underlying the vested but unexercised stock options and 100,100 shares held by Mr. Huizenga's wife, for which he disclaims beneficial ownership.

         As of October 20, 2004, HILP may be deemed to beneficially own 6,033,494 shares of Class A Common Stock of the Issuer, representing approximately 15.1% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 40,018,789 shares of Class A Common Stock deemed issued and outstanding as of October 20, 2004). HILP has the sole power to vote and the sole power to dispose of the 6,033,494 shares of Class A Common Stock, which it may be deemed to beneficially own.

         As of October 20, 2004, HII may be deemed to beneficially own the 6,033,494 shares of Class A Common Stock of the Issuer, beneficially owned by HILP as described above, representing approximately 15.1% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 40,018,789 shares of Class A Common Stock deemed issued and outstanding as of October 20, 2004). HII has the sole power to vote and the sole power to dispose of the 6,033,494 shares of Class A Common Stock, which it may be deemed to beneficially own.

         (c) There have been no transactions in any securities of the Issuer affected by Mr. Huizenga, HII or HILP during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The response to Item 4 of this Statement is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

  Number                             Exhibit
  ------                             -------

     1 Joint Filing Agreement, dated as of October 21, 2004, among H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.

     2 Voting Agreement, dated as of October 20, 2004, among Baton Holdings Inc., H. Wayne Huizenga and Huizenga Investments Limited Partnership.

     3 Agreement and Plan of Merger, dated as of October 20, 2004, among Baton Holdings Inc., Baton Acquisition Inc. and Boca Resorts, Inc. (incorporated by reference to Boca Resorts, Inc.'s Form 8-K filed with the Securities Exchange Commission on October 21, 2004 - File No. 1-13173).

                                    SIGNATURE


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 21, 2004

                                       By: /s/ H. Wayne Huizenga
                                           -------------------------------------
                                           H. Wayne Huizenga


                                       HUIZENGA INVESTMENTS LIMITED
                                       PARTNERSHIP, a Nevada Limited Partnership

                                       By: Huizenga Investments, Inc., a Nevada
                                           Corporation, as General Partner

                                       By: /s/ Cris V. Branden
                                           -------------------------------------
                                           Name:   Cris V. Branden
                                           Title:  President


                                       HUIZENGA INVESTMENTS, INC., a Nevada
                                       Corporation

                                       By: /s/ Cris V. Branden
                                           -------------------------------------
                                           Name:   Cris V. Branden
                                           Title:  President

                                INDEX TO EXHIBITS

  Number                             Exhibit
  ------                             -------

     1 Joint Filing Agreement, dated as of October 21, 2004, among H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.

     2 Voting Agreement, dated as of October 20, 2004, among Baton Holdings Inc., H. Wayne Huizenga and Huizenga Investments Limited Partnership.

     3 Agreement and Plan of Merger, dated as of October 20, 2004, among Baton Holdings Inc., Baton Acquisition Inc. and Boca Resorts, Inc. (incorporated by reference to Boca Resorts, Inc.'s Form 8-K filed with the Securities Exchange Commission on October 21, 2004 - File No. 1-13173).